
10012290

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of May 2010


SEC MAIL PROCESSING
RECEIVED
MAY 19 2010
WASH, D.C.
193
SECTION

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 5/10/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibit 1
Technical Report and Recommendations Fall 2009 Exploration Program, FCI Property, Québec VIRGINIA MINES INC. ODYSSEY RESOURCES LTD. April 2010
Prepared by: Isabelle Roy, B.Sc. P. Geo. Senior Project Geologist Mines Virginia Inc.
And Paul Archer, Eng., M.Sc. Vice President, Exploration Mines Virginia Inc.

8 papers copies

000-29880
Commission File Number

ITEM 1 TITLE

Form 43-101F1
Technical Report


SEC MAIL PROCESSING
RECEIVED
MAY 19 2010
WASH, D.C.
193
SECTION

Technical Report and Recommendations
Fall 2009 Exploration Program, FCI Property, Québec

VIRGINIA MINES INC.
ODYSSEY RESOURCES LTD.

April 2010

Prepared by:

Isabelle Roy, B.Sc. P. Geo.
Senior Project Geologist
Mines Virginia Inc.

And

Paul Archer, Eng., M.Sc.
Vice President, Exploration
Mines Virginia Inc.

ITEM 2. TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 SUMMARY

Since 1997, Virginia Mines had conducted several exploration programs along a strike of 35 km within the Guyer greenstone belt. Numerous gold mineralizations were discovered during these years. The most important one is the Golden Gap showing. Channel samples returned 14,3 g/t Au over 2m and the best drilling result is 10,48 g/t Au over 7m.

In 2009, Virginia Mines with partner Odysseys Resources agree to conduct an exploration program including prospecting, mapping, channel sampling and till sampling.

Additional mapping in the Golden Gap area didn't identify the lateral extension on the alteration zone associated with the mineralization. Many I.P axis located west of the showing remain to be tested by drilling. This area returned the highest gold value in till sample (127 total gold grains including 72 pristine).To this day, the source is still unknown. Additional till survey repeated the Au anomalies but gold grains values are lower than the first results.

Prospecting did not lead to any significant discovery. An extensive sedimentary breccia (mineralized in sulphides) was discovered in the eastern part of property. Unfortunately, it returned no significant gold values. Additional prospecting on mineralized iron formation and exhalative units indicated those mineralized zones are generally very thin (less than 1 meter) with small extensions.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

In 1997, Virginia Gold Mines (thereafter called Virginia) undertook exploration work in the Lac Guyer greenstone belt northwest of Corvette Lake. The area had only been sporadically prospected by a few companies for its potential in hosting base metal deposits. A geological re-evaluation of this sector combined with recent gold discoveries in James Bay prompted Virginia to acquire Lac Corvet Ouest Property about 10 km north of Corvette Lake. Since then, the land position has increased with the addition of the contiguous Felicie and Island Lake properties. The FCI (for *Felicie-Corvet Ouest-Island Lake*) Property now includes 412 map-designated claims for a total of 211 km^2. Many gold and copper and zinc showings have been discovered, surveyed by geophysical methods and drill-tested

In May 2009, Odyssey Resources has entered into an agreement with Virginia in which Odyssey has the option to earn a 50% interest in the property.

This report provides the status of current technical geological information relevant to Virginia's latest exploration program on the FCI Property in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Isabelle Roy, geologist Virginia's Project Supervisor oversees the FCI project and supervises all fieldwork conducted by Virginia Mines. Co-author Paul Archer is engineer with a M.Sc. in Economic geology and Vice-President of Virginia Mines.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The FCI Project is located in James Bay, approximately 485 kilometres northeast of the town of Matagami (Québec) (figure 1). The property is situated less than 12 kilometres from the Transtaiga all-weather gravel road (figure 2), 42 kilometres southwest of the LG-4 airport owned by Hydro-Québec (figure 1) and 36 kilometres southwest of Cargair outfitter camp. The project includes three contiguous properties namely, from west to east, Felicie, Corvet Ouest and Island Lake. The project is located in the NTS sheets 33G/08, 33G/09, 33H/05 and 33H/12. The FCI Project, 100% owned by Virginia, is composed of 412 map-designated claims (figure 3) for a total area of 211 km^2. The list of claims is shown at appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The FCI property is accessible by helicopter and floatplane, the latter aerial service readily available at Cargair, an outfitter located at Km 286 along the Transtaiga road. In winter, the property is easily reachable with snowmobiles using a tractor path some 18 kilometres long connecting with the Transtaiga road at Km 250. The nearby LG-4 airport offers an easy and rapid access to the region from main cities.

The topography of the property is relatively flat (360-380 m) with local hills less than 520 m high. Lakes and creeks are abundant and are oriented into an east-west direction. The hydrographical network drains itself towards the Grande Rivière. Quaternary deposits mainly include till and fluvio-glacial material, but eskers, desintegration moraine and boulder fields are common too. Vegetation is typical of the taiga ecosystem with abundant, but rather small, black spruce and pine, and only rare deciduous trees. Forest fires, which occurred in the last decade, have devastated the vegetation over a large portion of the property. From October to May, snow covers the landscape.

ITEM 8 HISTORY

8.1. Property ownership

Virginia has always been the sole owner of the Felicie, Corvet Ouest and Island Lake properties now grouped together as the FCI Property. In May 2009, Odyssey Resources has entered into an agreement with Virginia in which Odyssey has the option to earn a 50% interest in the property in exchange for $4 million CA in exploration work over a 6-year period and cash payments totalling $130 000 CA. Virginia is the operator of the project.

8.2. Previous work

Apart from regional mapping by the Geological Survey of Canada (Eade, 1966; Ciesielski, 1984, 1991), the Québec Ministry of Natural Resources (Sharma, 1977-1978; Hocq, 1985; Gauthier et al., 1995-1997) and a graduate thesis at McGill University (Seymour, 1982), little exploration work has been done in the area before 1997. Tyrones Mines Ltd. did prospection work for base metal in 1959 and dug five trenches. Their work led to the discovery of a copper showing (1.15% Cu over 2.1 m) in trench TR-9. In 1996, Phelps Dodge Corporation (formerly known as Tyrone Mines Ltd.) completed a helicopter-borne magnetic and electromagnetic survey north of Corvette Lake followed by a short program of geological mapping (Jagodits, 1996; Johnson, 1996). Soon after, they decided to drop their exploration permit considering the weak potential for discovering base metal deposits.

Based on a re-evaluation of the sector and considering recent gold discoveries in James Bay, Virginia acquired the Lac Corvet Ouest Property (P.E.M. #1284). Work performed in 1997 led to the discovery of Golden Gap showing and to two zones with anomalous contents in copper and zinc (0.28-0.39% Cu and 0.44-0.54% Zn) (Bambic, 1997). Grab and channel sampling on Golden Gap returned values as high as 32.71 g/t Au with the best interval at 14.30 g/t Au over 2 m. Mineralization consists in pyrrhotite with minor chalcopyrite and sphalerite found in an iron formation horizon enclosed into amphibolitized mafic volcanic rocks. The iron formation includes both the silicate and oxide facies. Resampling done in Tyrone Mines trenches returned 2.28% Cu and 1.69% Zn (TR-8 and TR-8A) and 3.19% Cu (TR-9). Virginia also realized geological mapping, prospecting and collected rock (211), till (41) and B-horizon soil (56) samples on the Corvet Ouest Property.

In 1998, Virginia proceeded to line cutting and completed a ground magnetic and induced polarization survey on Corvet Ouest. Aerial photography survey, geological mapping and prospecting followed on Corvet Ouest and Island Lake properties. Golden Gap showing was upgraded with channel sampling returning 5.76 g/t Au over 3 m. Golden East showing (up to 20.30 g/t Au) was discovered during that field campaign. Many samples, in particular those with quartz veins, contained gold tenors ranging between 1 and 50 g/t. In the Island Lake Property, the highest gold tenors in rock samples ranged between 0.3 and 2.64 g/t. They were collected from Algoma-type iron formations (oxidized, silicate and sulphide-rich facies) with thicknesses reaching up to more than 20 metres (Chavigny, 1998).

In 1999, Virginia and Sudbury Contact Mines Ltd (co-partner with the option of acquiring 50% in the property) did geological mapping, prospecting and trenching (including channel sampling) on Corvet Ouest and Island Lake properties (Bambic and Chénard, 1999). The auriferous nature of Golden East (21.21 g/t Au and 0.84 g/t Au over 1 m) and Golden East-2 showings (1.84 g/t Au over 1 m) were confirmed. This work allowed to discover additional gold-rich zones known as Deca-1 to Deca-4 (1.91 g/t Au over 5 m and grab samples as high as 6.91 g/), Goose-1 (1.98 g/t Au) and Goose-2 (3.74 g/t Au) showings. Many boulders contained between 1.01 and 7.29 g/t Au.

During spring 2000, Virginia proceeded to line cutting in the Island Lake Property. That grid was soon after surveyed by ground magnetic and induced polarization geophysics, geological mapping and prospecting (Simard, 2000). An Au-Cu-Zn showing was discovered in an extensive horizon of quartz-muscovite-biotite schist mineralized in chalcopyrite, sphalerite and galena (300 ppb Au, 150 g/t Ag, 1.89% Cu and 1.45% Zn). Moreover, many samples returned gold tenors varying between 0.50 and 7.08 g/t.

During winter 2001, Virginia proceeded to the first drilling campaign of the project, completing six holes for a total of 675 metres (Simard, 2001). This campaign investigated the auriferous potential below Golden Gap, Golden East and Deca-1 and tested nearby I.P. anomalies. In the vicinity of Golden Gap, drill results confirmed that lithological units are anomalous in gold with values of 1.62 g/t Au over 2.5 m (IL-01-01), 0.27 g/t Au over 15 m and 1.35 g/t Au over 4 m (IL-01-02) and 0.59 g/t Au over 11.4 m (IL-01-03). Best results in IL-01-04 (Golden East) and IL-01-05 (Deca-1) are 0.46 g/t Au over 1 m and 1.10 g/t Au over 1 m, respectively. Drillhole IL-01-06 was positioned 40 metres west of Goose-1 and tested potential mineralization below grab samples that had previously returned 7.06 and 7.08 g/t Au. The best interval in that drillhole was 0.72 g/t Au over 1 m. Despite several recommendations following that first drilling campaign, no further fieldwork was done for the next four years.

Since the resumption of exploration activities on the FCI project in 2005, Virginia has collected 2,828 B-horizon soil samples, 10 till samples and more than 1,500 rock samples. During summer 2005, exploration work included geological reconnaissance, channel sampling of showings, geochemical survey of the B-horizon soil and a helicopter-borne magnetic survey (1,591 linear kilometers). Prospecting has led to the discovery of two additional showings: Felicie and Margot.

In 2006, geological mapping focused on magnetic and geochemical anomalies, and on the surroundings of Felicie and Margot showings (Oswald, 2006). Soil sampling (B-horizon) was continued. However, these new showings turned out to be relatively small and their extensions seem unlikely. Virginia also completed a till survey southwest (down-ice) of an auriferous boulder field and mapped the immediate surroundings of Golden Gap, Deca, Goose and Sericite showings. Four trenches were realized around Sericite showing (0.3 g/t Au, 150 g/t Ag, 1.89% Cu, 1.45% Zn) together with local mapping. A helicopter-borne magnetic and electromagnetic survey (33 linear kilometres) covered the area.

Exploration work done in 2007 began with a winter drilling campaign (Oswald, 2007). Nine drillholes were completed for a total of 1,448 m. Six of them tested the extension at depth of the Golden Gap horizon already drilled in 2001. Auriferous horizons were confirmed down to 100-150 metres along a few sections and the best interval gave 10.48 g/t Au over 7.0 m (FCI-07-003).

Three holes also tested lithologies below the auriferous boulder field (Island Lake sector) in order to find the source of the gold-bearing boulders. FCI-07-004, with its best interval having 0.69 g/t Au over 0.5 m, may have cut through that source. The highlight of exploration work during summer of 2007 was the sampling of a quartz vein near Golden Gap that returned values as high as 108.9 g/t Au.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional geology

Geological units of the FCI Property belong to the archean Lac Guyer greenstone belt (2,749 Ma). This belt is part of the La Grande sub-Province, a major component of the Superior Province (figure 4). The volcano-sedimentary assemblage of the Lac Guyer belt stretches in an east-west direction over more than 140 kilometres. Its thickness varies between 2 and more than 8 kilometres. It was deposited on a tonalitic gneiss (>3.0 Ga) which was then part of a continental basement spatially associated with zones of rifting created during the extensional stage of the archean crust. The La Grande sub-Province is limited to the north by the Bienville sub-Province (gneiss and granitoids), to the south by the Opinaca sub-Province (Laguiche Bassin) and to the east by the Ashuanipi sub-Province.

The immediate region of the FCI Property is characterized by the occurrence of mafic and ultramafic rocks interlayered with horizons of metasedimentary and felsic volcanic rocks. These lithologies are crosscut by mafic to felsic intrusions magmatically emplaced in early to late tectonic stages of the belt. The tectonic grain of the Lac Guyer belt is generally oriented east-west to northeast-southwest. The main tectonic fabric (or regional foliation) has a moderate dip towards north or south. Two major deformational stages (D1 and D2) were recognized in this belt. D1, responsible for the regional foliation (S1), is genetically linked to thigh isoclinal folds (P1). The younger event (D2) generated open folds (P2) with vertical axial plane which are generally oriented NNW to NNE, with a low-angle plunge. Superposition of these two deformational stages has resulted into local interference patterns in domes and basins. All supracrustal units have been metamorphosed up to the upper amphibolite facies, with local retrograde metamorphic overprints.

The Poste Lemoyne project, entirely owned by Virginia, is located 100 kilometres to the west of FCI, along the same greenstone belt. That property is known for its numerous gold occurrences, including the Orphée gold zone (100,000 oz Au).

9.2. Property geology

The property is divided into three sectors. From west to east, they are Felicie, Corvet Ouest and Island Lake (figure 5). The present report will only describe geological characteristics of each area. Refer to report written by Oswald (2008).

The Corvet-ouest sector includes the central part of the FCI property and its main showing (Golden Gap). Lithological units observed from south to north, felsic to intermediate intrusive rocks, mafic metavolcanics and metasediments. The felsics to intermediate intrusive rocks correspond to a variety of granodiorite with lesser amounts of tonalite located south of the Lac Guyer belt. The mafic volcanic assemblage is at least 1-3 km thick, stretching over the whole length of the property. It contains many narrow horizons of ultramafics, sedimentary rocks and iron formations. The mafic volcanic rocks are amphibolitized and/or chloritized and have a massive to gneissic texture. Their texture and mineralogy differ depending on their spatial distribution with respect to sedimentary lithologies passing through Golden Gap showing. On the northern side of sedimentary rocks, between Golden Gap and Brook Lake, basalts are coarse-grained, homogenous, highly foliated and contain more than 75% amphibole with 2 to 5% garnet porphyroblasts surrounded by quartz. The strong foliation fabric looks like banding in a sedimentary rock. However, such banding is limited to lateral extensions less than 1 metre. On the southern side of the sedimentary horizon, basalts are very fine-grained, more massive and contain more than 85% amphibole (approaching the pyroxenitic aspect) with lesser amount in garnet. Ultramafic lithologies, probably emplaced as intrusives, have been described in the southern half of the mafic volcanic package. Iron formations may represent the most common varieties of sedimentary units in the mafic volcanic package. Between Golden Gap showing and Nose Lake, iron formations, between 25 and 75 metres in width, are most commonly of the oxide facies type. These formations become narrower (2-10 metres) between Golden Gap and Deca showings. Sulphidic and silicate facies have been locally described. Wacke is known to contain up to 2-5% pyrite and pyrrhotite.

Geological interpretation suggests that the lithological sequence begins with conglomerate followed by sulphide-rich wacke, graywacke, argilite and finally iron formation.

In the northern portion of the claims and well beyond the limit of the property, sedimentary rocks, which correspond to wacke, conglomerate and iron formations, are commonly intruded by intermediate to felsic dykes such as diorite and pegmatite. These metasediments tend to be more metamorphosed and gneissic towards the north. The overall thickness of these metasediments ranges from 2 to 8 kilometres. This sequence includes fine-grained and whitish-gray quartzo-feldspathic gneiss containing 10% biotite and 3% garnet porphyroblasts. A large pegmatitic intrusion, marked by rounded hills in this relatively flat landscape, was also described 2 kilometres northeast of Golden Gap.

The dominant fabric in Corvet Ouest is a penetrative foliation trending E-W (N080°-N100°) and usually dipping (50-80°) to the south. Foliation changes orientation towards the eastern part of the property (Island Lake sector) where it becomes NE-SW. In this area of flexure, the volcano-sedimentary assemblage thickens and dips of foliation are more abrupt.

Many diabases crosscut the volcano-sedimentary sequence of the Lac Guyer belt. These extensive and more or less magnetic Proterozoic dykes have orientations ranging from NNW to NE and widths that reach up to 45 metres.

This Félicie area is located a t the western part of the property. The volcano-sedimentary unit is thinner than the eastern portion. The main unit consist in amphibolitized basalts including some minor bands of iron formations, exhalites, quartz-feldspathic gneiss, ultramafic intrusive unit and intermediate to felsic dykes (diorite, QFP, pegmatite).

The volcanic mafic unit is amphibolitized basalt. It is generally massive but locally, a deformed lava pillows texture is observed. It is fine to medium grained. Amphibole, plagioclase, garnet, quartz and biotite are observed. Sometimes, tremolite and phlogopite are present in alterations zones or associated with thin siliceous horizons (exhalite?). The center of the band presents some ultramafic horizons with a thickness less than 50m. It fine to medium grained and composed of actinote, talc, chlorite and biotite with variable amount of magnetite.

A small quantity of sedimentary rocks is observed. It consists of iron formation, exhalites and paragneisses. Iron formations are generally less than 20m thick and, strongly folded and present with a strong magnetism. It characterized by interlayering of quartz and magnetite-amphibole centimetric bands. It contains 5-10% of sulphides (pyrite and pyrrhotite). Paragneisses contain 10% biotite, less than 20% garnet, 10% amphibole in a quartz-feldspatic matrix.

Intrusive rocks are important in the Felicie area. In the sedimentary unit at the north, pegmatite and monzonites dykes occur. In the mafic volcanic unit, tonalites, QFP, pegmatites are observed frequently. In the diorite located in the south part, dykes of intermediate to felsic composition are presents (granodiorite, tonalite, pegmatite, quartz-rich monzonite. Late diabasic dykes are presents with an orientation NNW to ENE.

The Island Lake area represents the eastern part of the property. The main unit is the volcanic mafic rocks. The assemblage is amphibolitized and contains some ultramafic horizons and sedimentary units (siltstone, wacke, conglomerate and iron formation), paragneisses, pegmatites and schists.

Main foliation is oriented N060 to 100 with dip to south with medium plunge. At the east (in the Sericite showing area), foliation is very heterogeneous and change in orientation and plunge (N 360 to 120 with a plunge from 20 to 75°.) Sulphides (pyrite, pyrrhotite with fewer amounts of arsenopyrite, chalcopyrite, galena and sphalerite) are observed in exhalative rocks and iron formations and locally in a amphibolitized basalts and sediments.

Volcanic mafic unit is fine grained and massive. The pillow texture occurs locally.

Sedimentary assemblage is dominated by clastic unit like siltstone, wacke, shale, and conglomerate. Iron formations are observed. Siltstones are greenish-gray and fine laminated. They are generally chloritized and biotized and contains locally less than 5% garnet. Wacke can contain pink garnet (1-2%). Shales are dark gray to black, aphanitic and can contain graphite. They occur in thin horsions less than 0,5m. Different conglomerates are observed. At the base, a polygenic conglomerate is observed. It contains fragments of intrusive felsic to intermediate rocks, felsic volcanic rocks and iron formation. It contains less than 30% fragments in a biotite-quartz-garnet matrix.

Paragneisses are observed in the southern part. We recognize them by their white to brownish aspect with 10% biotite and less than 10% of porphyroblastic garnet. They can be laminated and deformed as well as the others sedimentary units.

Iron formation seems to be associated with siltstones and conglomerates bands but we can observe them in the basaltic unit as well. They are usually very thin (less than 2 m). They are very irregular and very deformed. Oxides facies is the most important but silicate and sulphides facies are observed as well.

ITEM 10 DEPOSIT TYPE

This section is not applicable to this report.

ITEM 11 MINERALIZATION

This section presents the different types of mineralization discovered on the property since 1997 (figure 4).

11.1 Golden Gap showing

The main showing of FCI property is associated with a deformation zone. Mafic volcanics are highly deformed and mineralized in sulphides (PO-PY-AS). Grab samples returned **3.1 to 108.9 g/t Au**. The best surface channel samples returned **14.3 g/t Au / 2m**. In 2001 a drill hole returned **1.62 g/t Au / 2.5m (IL-01-01).** Best result from the 2007 drilling program is **10.48 g/t Au / 7m (FCI-07-003).** Numerous gold targets remain to be explained in the Golden Gap area.

11.2 Félicie showing

A mineralized QFP dyke with sulphides (GL-CP-SP-PY-PO-BN-Cu) returned in a grab sampling **5.54 g/t Au, >100 g/t Ag, 1.86 % Cu, 1.56 % Pb, 4.94 % Zn.** Channel sample returned up to **0.99 g/t Au.**

11.3 Golden East 2 showing

A wacke injected with quartz veins and sulphides (PO-PY-AS) returned **3.43 to 21.21 g/t Au** in grab samples. Best channel returned **0.84 g/t Au / 1m**. A drill hole **(IL-01-04)** returned two intersections: **360 ppb Au / 1m** and **456 ppb Au / 1m**.

11.4 Golden East 2 showing

35 meters east from Golden East 1 a wacke with quartz-tourmaline veins and sulfides (PO-PY-AS-CP) returned **1.84 g/t Au / 1m and 0.77 g/t Au / 1m.**

11.4 Deca 1 showing

A mineralized QZ-TL veins in mafic lavas with 15% sulphides (AS-PO-PY) returned **1.19 g/t Au / 2 m, 1.91 g/t Au / 5m and 3.4 g/t Au / 2m** from surface channels samples. The best grab sample returned **6.91 g/t Au.** A drill hole **(IL-01-05),** returned an intersection of **1.10 g/t Au / 1m.**

11.5 Deca 2 showing

A mineralized QZ veins in wacke with less 2% of sulphides (PO-PY-AS) returned **1.29 g/t Au / 1 m and 1.84 g/t Au / 1m** from channel samples.

11.6 Deca 3 showing

A mineralized QZ veins in wacke with less 5% of sulphides (PO-PY-AS) returned **0.86 g/t Au / 4m** including **1.49 g/t Au / 1m** from channel samples. The best grab sample returned **5.02 g/t Au.**

11.7 Deca 4 showing

A mineralized QZ-TL vein in mafic lavas with 5% sulphides (AS-PO-PY) returned **498 ppb Au / 1m** from channel sample. The best grab samples returned **4.77 g/t Au.**

11.8 Goose 2 showing

A mineralized and hematized QZ veins in mafic lavas with 2% sulphides (PY-PO-AS) returned **432 ppb Au /1m.** The best grab sample returned **3.74 g/t Au.**

11.8 Séricite showing

A mineralized and highly deformed sericite schist with 20% sulphides (CP-SP-GL) returned up to **296 ppb Au, 150 g/t Ag, 1.89 % Cu, 11.15 % Pb and 1.45 % Zn** from grab samples. The best channel returned **60 ppb Au, 16.7 g/t Ag, 0.36 % Cu, 0.89% Pb and 0.45% Zn / 1m**

11.9 Boulder field

A boulder field with several blocks of amphibolites with sulphides, returned **1.01 to 38.12 g/t Au.** Source is yet to be found.

11.10 Margot and Margot Extension showings

Located south of Corvet Ouest sector, an ultramafic sill bears up to 2% sulphides (PO-CP). The best channels returned **222 ppb Au, 179 ppb Pt, 235 ppb Pd / 1m and 250 ppb Au, 132 ppb Pt, 128 ppb Pd / 1m.**

ITEM 12 EXPLORATION WORK

This section describes prospecting and mapping work realized during the fall 2009 campaign and the best results obtained. Prospecting and mapping were realized by Louis Grenier, Robert Oswald and Isabelle Roy senior geologist; Pascal Simard, engineer in training; David Vachon , geologist in training; and by geological technicians Eva Roy-Vigneault, Martin Gagnon and Joel Pettigrew.

Prospecting and additional mapping targets were selected based on previous results from 1997 to 2007 programs. A total of 188man/days were invested in the 2009 campaign.

A total of 558 outcrops, and 36 boulders were described from which 538 samples were analyzed. On the 538 samples, 35 come from boulders, 466 from outcrops and 37 from channel samples (for a total of 36,9m).

The reader could refer to the tables 1 to 3 for the values obtained in rock samples (grab, in channel sampling and in till survey), the appendix 2 for the summary of each described outcrop, appendix 3 for the summary of each described boulders, the appendix 4 for the samples locations, appendix 5 for the list of abbreviations used for geological description and appendix 6 for the certificates of analysis.

In this section, the results obtained on the regional prospecting and mapping campaign will be discussed first, followed by the result of the till sampling campaign.

12.1 Mapping and regional prospecting campaign, Corvet-ouest and Felicie sector (including Golden Gap area)

Additional mapping and prospecting were realized in the Golden Gap area (Fig 6-8, 14-17). The main objective was to identify the western extension of the biotite-quartz alteration zone associated with the Golden Gap showing. Even with good outcrop coverage, the biotite-quartz alteration zone associated with the Golden Gap gold-mineralization was not recognized west of the main showing. The area presents numerous geophysical anomalies (I.P. axis) and high gold values in till sample (123 total gold grains including 72 pristine). It remains to be tested by drilling.

The second objective was to evaluate the extension of some conductive mineralizations found during the previous works (1998-2007) and to discover new showings with the help of the Beep-Map instrument.

No new significant gold mineralization was discovered. Anomalies obtained in grab samples were essentially results of the resampling of mineralizations already known (Table 2 and 3). Several copper anomalies were obtained, associated with quartz-sulphides veins (ech: 194680: 7700 ppm Cu, sample 195964: 24200 ppm Cu) or exhalative band (sample: 195962: 6460 ppm Cu and 2520 ppm Zn. Some shear-zones of small dimension return gold and copper values. But mineralized zones are generally thin (<1m) and the lateral extensions are limited.

The copper anomalies in grab samples are located in the south part of the Guyer belt. In the field, a lot of them were described as silicate iron-formation. The high values in copper and zinc suggest an exhalative origin for these mineralizations. In the past, some of them had been recognized on the property, south east of Chien-de-Boeuf Lake. Gauthier identified rocks from Trench 9 made by Tyrones mines (Ekstrom, 1960) as a proximal exhalation center. Some old trenches and blasts were visited by Virginia crew and some rock samples were picked up for analysis. Mineralization occurs as small massive sulphides lens (decimetric to submetric) at the contact of an exhalative unit (chert) and an ultramafic rock (Trench 9, sample 195666: 2.38% Cu).

12.2 Prospecting, Island Lake

Additional prospecting was realized at the western part of the property (Island Lake area) (Figure 9-0, 12-15). A new sedimentary unit was found one km south east of the Sericite showing. Described as a conglomerate on the field, it is a clastic unit that could be re-interpreted as a sedimentary breccia with large monogenic and angular fragments of chert in a quartz-feldspar matrix (picture 1). Locally, the original bedding is observed with a beginning of dislocation (picture 2). This unit is very extensive (100 x 400m) and sulphides are present in variables amounts (3-30% pyrite and pyrrhotite).Unfortunately, no gold values are associated with the mineralized zone. Some outcrops of polygenic and regular conglomerate are observed (picture 3). Additional prospecting was done on iron formations but no significant result was obtained.

Table 1. Best values obtained in rock sample from outcrop, Campaign 2009

Sample	Zone	X UTM Nad27	Y UTM Nad27	Outcrop Id	Au (g/t)	Cu (ppm)	Zn (ppm)
194667	18	554966	5928814	FCI2009LG-028	0,05	**3660**	56
194668	18	554956	5928815	FCI2009LG-028	0,015	**2150**	71
194670	18	554773	5928942	FCI2009LG-032	0,061	**17050**	126
194678	18	554536	5929058	FCI2009LG-047	0,139	**7330**	124
194680	18	554128	5928986	FCI2009LG-053	0,118	**4300**	**6570**
194681	18	554085	5928977	FCI2009LG-054	0,021	410	**1430**
194685	18	561947	5928638	FCI2009LG-063	**3,56**	1	2
194690	18	572433	5931846	FCI2009LG-075	**0,535**	322	10
194695	18	565883	5929510	FCI2009LG-083	**0,599**	237	7
194699	18	566048	5929585	FCI2009LG-087	**0,928**	64	7
195012	18	554725	5929710	FCI2009PS-018	0,035	939	**2120**
195029	18	557139	5930015	FCI2009PS-047	**0,508**	44	70
195030	18	557125	5930012	FCI2009PS-047	**1,285**	90	44
195063	18	557217	5929460	FCI2009RO-009	**0,951**	159	96
195096	18	550202	5928676	FCI2009RO-042	0,027	345	**1275**
195484	18	557892	5929823	FCI2009DV-25	**0,545**	27	13
195666	18	560131	5928329	FCI2009IR-102	0,014	**23800**	500
195667	18	560131	5928329	FCI2009IR-102	0,051	**5540**	428
195772	18	561987	5927863	FCI2009LG-129	0,041	**6380**	27
195774	18	561909	5927767	FCI2009LG-130	**0,606**	1440	37
195775	18	562175	5927671	FCI2009LG-132	0,023	**8790**	301

Sample	Zone	X UTM Nad27	Y UTM Nad27	Outcrop Id	Au (g/t)	Cu (ppm)	Zn (ppm)
195785	18	560273	5929229	FCI2009LG-147	**0,916**	45	151
195797	18	558060	5929148	FCI2009LG-164	0,016	149	**1365**
195798	18	558057	5929180	FCI2009LG-165	0,048	**14000**	**4050**
195799	18	558099	5929190	FCI2009LG-165	0,021	1600	**8620**
195800	18	558338	5929217	FCI2009LG-166	0,052	601	**4870**
195865	18	565895	5929585	FCI2009RO-046	**0,546**	123	15
195955	18	555641	5929133	FCI2009IR-006	**6,26**	121	30
195957	18	555645	5929112	FCI2009IR-007	0,025	505	**3890**
195958	18	555934	5928961	FCI2009IR-009	**0,505**	**22000**	167
195959	18	555986	5928923	FCI2009IR-010	0,133	**4250**	26
195961	18	556059	5928929	FCI2009IR-011	0,019	**3110**	77
195962	18	556066	5928961	FCI2009IR-012	0,218	**6460**	**2520**
195963	18	556112	5928957	FCI2009IR-013	0,014	**3350**	279
195964	18	556119	5928968	FCI2009IR-013	0,232	**24200**	133
195965	18	556073	5929033	FCI2009IR-014	0,37	**2790**	568
195969	18	556022	5928559	FCI2009IR-017	**0,722**	1300	**2980**
195971	18	556276	5928924	FCI2009IR-021	**1,525**	**29300**	**2170**
195979	18	556475	5928976	FCI2009IR-041	0,065	**5600**	32
196510	18	558586	5929201	FCI2009LG-167	0,042	**4260**	**3590**

Table 2. Values from channel sampling, campaign 2009

Trench Id.		From (m)	to (m)	lenght	Sample	Description	Au ppm	Ag ppm	Cu ppm	Ni ppm	Zn ppm
FCI-09-TR-001	Channel	0,0	1,0	1,0	195842	S2-S3 PY 1% PO 1%	0,013	<0,2	15	8	27
	Orientation: N302	1,0	2,0	1,0	195843	S2-S3 PY 8%, fragments S10	0,058	<0,2	10	5	13
	total lenght: 10,5m	2,0	3,0	1,0	195844	S4C 5% PY, 35% fragments S10	0,043	0,3	19	7	15
		3,0	4,0	1,0	195845	S2-S3 PY 5%, PO 3%, fragments S10	0,03	0,5	43	19	20
		4,0	5,0	1,0	195846	S2 PY 3%, PO1%	0,026	<0,2	19	10	28
		5,0	6,0	1,0	195847	S4C PY 1%, PO tr, 15% fragments S10	0,022	<0,2	19	9	24
		6,0	7,0	1,0	195848	S4C PY 3%, PO 1% , 15% fragments S10	0,068	<0,2	23	11	33
		7,0	8,0	1,0	195849	S2 PY 8%	<0,261	<0,2	19	8	17
		8,0	9,0	1,0	195850	S2 PY 2% PO tr	0,012	0,2	15	7	25
		9,0	10,0	1,0	196551	S2A	0,027	<0,2	19	9	34
		10,0	10,5	0,5	196552	S2A PO1 %, PY 1%	0,022	<0,2	28	11	38
FCI-09-TR-002	Channel	0,0	1,0	1,0	196553	S2A PY 3%, PO 1%	0,121	0,6	48	16	10
	Orientation: N270	1,0	2,0	1,0	196554	S4C PY 2%, PO 1%	0,033	0,6	55	23	24
	total lenght: 5,2m	2,0	3,0	1,0	196555	S4C PY 3%, PO 2%	0,043	0,2	22	7	19
		3,0	4,0	1,0	196556	S4C PY5% PO 2%	0,163	0,7	58	22	22
		4,0	5,2	1,2	196557	S4C PY 1% PO 1%	0,274	0,3	14	4	17
FCI-09-TR-003	Channel	0,0	1,0	1,0	196501	M8 (V3B) BO AM Si PO 5% PY 2% As tr	0,248	0,4	63	83	38
	Orientation: N335	1,0	2,0	1,0	196502	M8 (V3B) BO AM Si PO 5% PY tr CP tr	0,009	<0,2	44	46	66
	total lenght: 9,0m	2,0	3,0	1,0	196503	M8 (V3B) BO AM Si PO 2% CP tr AS tr	0,011	<0,2	48	51	63
		3,0	4,0	1,0	196504	M8 (V3B) BO AM Si PO tr CP tr	0,007	<0,2	53	51	63
		4,0	5,0	1,0	196505	M8 (V2J) BO AM Si PO tr	0,006	<0,2	31	50	61
		5,0	6,0	1,0	196506	M8 (V3B) BO AM Si PO tr PY tr	0,007	<0,2	72	54	82
		6,0	7,0	1,0	196507	M8 (V3B) BO AM Si PO tr PY tr	0,038	<0,2	44	78	53
		7,0	8,0	1,0	196508	V3B Si PO 1% PY tr	0,007	<0,2	37	67	50
		8,0	9,0	1,0	196509	V3B Si PO tr	0,007	<0,2	39	76	53
FCI-09-TR-004	Channel	0,0	1,0	1,0	196560	M16 (V2J)	<0,005	<0,2	104	122	11
	Orientation: N015	1,0	2,0	1,0	196561	M16 (V2J) PO 3%, PY 1% CP tr	<0,005	<0,2	203	134	115
	total lenght: 5,0m	2,0	3,0	1,0	196562	M16 (V2J) PO 10%, PY 4%, CP tr.	0,018	0,5	499	117	2800
		3,0	4,0	1,0	196563	M16 (V2J) PO tr	0,005	<0,2	58	42	25
		4,0	5,0	1,0	196564	M16 (V2J) PO tr CP tr	<0,005	<0,2	255	37	17
FCI-09-TR-005	Channel	0,0	1,2	1,2	196565	M16 (V2J) PO tr	<0,005	0,2	96	96	16
	Orientation: N015	1,2	2,2	1,0	196566	M 16 (V2J) PO 10% PY 5%, AS 1% CP tr	0,014	0,5	693	125	245
	total lenght: 3,2m	2,2	3,2	1,0	196567	M16 (V2J) PO tr	0,005	<0,2	82	63	23
FCI-09-TR-006	Channel	0,0	1,0	1,0	196568	M16 (V2J) PO 5%	<0,005	<0,2	184	97	194
	Orientation: N017	1,0	2,0	1,0	196569	M16 (V2J) PO 4%	0,006	<0,2	164	102	173
	total lenght: 4,0m	2,0	3,0	1,0	196570	M16 (V3B) PO 1%	<0,005	<0,2	104	47	51
		3,0	4,0	1,0	196571	M16 (V3B)	0,007	<0,2	80	58	18



Picture 1 Mineralized Sedimentary breccias



Picture 2 Mineralized sedimentary breccia, beginning of dislocation of chert banding



Picture 3 Polygenic conglomerate, Island Lake area

12.3 Till sampling

Thirteen (13) till samples were collected 1 km south-west of the Golden Gap showing (figure 11). The area is characterized by the presence of three contiguous gold-rich till samples. The original spacing of the survey between samples was 200 metres and spacing between lines was 1,5 km. In 2009, two additional lines of 6 samples (with spacing of 200m) were collected at 400m on each side of the original anomalous line. An additional sample was collected on the assumed original sample site that returned 127 total gold grains (sample D02, 1997). Gold-rich till samples were identified up-ice and down-ice of the original anomaly line. The resampling of highly anomalous till D02 returned elevated gold values. The values are generally lower than the previous survey. All the results are presented in table 4.

Table 3. Values in till samples, survey 2009

Sample Id	Utm X nad 27	Utm Y nad 27	Number of Visible Gold Grains			
			Total	Reshaped	Modified	Pristine
FCI-195851	554966	5929884	8	8	0	0
FCI-195852	555012	5929704	3	3	0	0
FCI-195853	555077	5929496	0	0	0	0

Sample Id	Utm X nad 27	Utm Y nad 27	Number of Visible Gold Grains			
FCI-195854	555158	5929308	0	0	0	0
FCI-195855	555201	5929103	11	9	2	0
FCI-195856	555243	5928881	0	0	0	0
FCI-195857	555719	5930081	0	0	0	0
FCI-195858	555788	5929854	6	4	1	1
FCI-195859	555844	5929697	6	2	4	0
FCI-195860	555885	5929517	1	1	0	0
FCI-195861	555992	5929334	6	4	2	0
FCI-195862	555990	5929152	17	12	5	0
FCI-195863	555451	5929738	4	3	1	0

ITEM 13 DRILLING

This section is not applicable to this report.

ITEM 14 SAMPLING METHOD AND APPROACH

14.1 Rock sample

Rock samples collected during the 2009 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and/or altered rocks. Samples were collected at the bedrock surface by either a hammer or a saw at sub-surface. All the collected samples were located with the use of a GPS instrument. Samples from the trenches were positioned relative to one other using the GPS position of the trenches.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

14.2 Till Samples

Till samples collected during the 2009 till sampling campaign were obtained to determine the quantities of total, reshaped, modified and pristine gold grains by Overburden Drilling Manager, Nepean Ontario. The heavy fraction was sent to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. Samples have been collected on the overburden deposit by digging with a shovel to the appropriate horizon and they all have been located with the use of a GPS instrument.

All samples were placed in individual bags doubled by caution and tagged with their appropriate number. Bags were sealed with fibreglass tape or with plastic tie straps. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

All samples were collected by Virginia's employees. After splitting on-site, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at the outfitter camp. They were not secured in locked facilities, as this precaution was deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then loaded onto a truck for transportation to ALS Chemex sample preparation facility in Val-d'Or. Bags remained sealed until they were opened by the staff of ALS Chemex.

15.2 - Sample preparation and assay procedures

15.2.1 Rock samples

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The AU + SCAN analytical packages have been used.

The Au + SCAN package includes Au, Ag, Al, As, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, Pb, S, Sb, Sc, Sr, Ti, V, W, and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

15.2.2 Till samples

The Overburden Drilling Management Ltd. laboratory processed the till samples for gold grain count using shaking table concentration only. No heavy liquid refining was used.

After logging in, the samples are identified, organized and weighted at the Overburden Drilling Management Ltd. laboratory in Nepean, Ontario. Samples were splitted and one fraction (350g) of each sample is stored as an original sample protection process. The other split portion is sieved to a fraction sized inferior to 2 millimeter. The split portion larger than 2 millimeter is weighted and archived. The fraction left is concentred with the separation table method and micropanning method if required. During this step each sample was characterized and visible gold grain count was effectuated. The calculate assay value is effectuated as the last step of the processing sequence. The ultimate concentred fraction is weighted and archived for future verification.

The heavy fraction was send to ALX Chemex, Val d'or and processed like the rock sample with the AU + SCAN package.

ITEM 16 DATA VERIFICATION

Due to the relative grassroot nature of the exploration program, rigorous data verification procedures were not deemed necessary. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps. The data has been reviewed and checked by the authors and is believed to be accurate. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories. It is considered somewhat less important in grassroot projects, which are generally characterized by small batches of unmineralized to weakly-mineralized samples.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

Additional mapping did not recognize the typical biotite-quartz alteration zone on the western extension on the Golden Gap showing. The presence or numerous I.P. axis and gold anomalies in till samples identify this area as an excellent target for gold mineralization.

Numerous copper and zinc anomalies in grab samples confirm the good potential in the south part of the property for base metals or VMS type deposits. Unfortunately, an helicopter-borne survey was conducted in 2006 and no extensive electromagnetic anomalies were identified.

The FCI property covers more than 30 km of the Lac Guyer greenstone belt. Numerous gold and base metals showings identify the area as a prime target for exploration work.

ITEM 22 RECOMMENDATIONS

No significant mineralization was discovered during the 2009 program. However, further work is proposed in three areas.

Golden Gap showing: The showing was tested by 9 diamond drill holes during 2001 and 2007 programs. Best value is 10.48 g/t Au over 7.0m. Additional drilling is proposed to evaluate the Golden Gap zone at depth and in its lateral extensions. To the west, numerous I.P. axis are observed and gold anomalies in till are present.

Boulder field showing: A boulder field with several blocks of amphibolites with sulphides, returned 1.01 to 38.12 g/t Au. In 2007, three short drill holes tested the area. Source is yet to be found. Two additional drill holes are proposed.

Sericite showing: An EM conductor axis needs to be tested by diamond drilling in the Sericite Showing area. The showing, described as mineralized and highly deformed sericite schist with 20% sulphides (CP-SP-GL), returned up to 296 ppb Au, 150 g/t Ag, 1.89 % Cu, 11.15 % Pb and 1.45 % Zn from grab samples. The best channel returned 60 ppb Au, 16.7 g/t Ag, 0.36 % Cu, 0.89% Pb and 0.45% Zn over 1m. Two drill holes are proposed in this area.

ITEM 23 REFERENCES

Bambic, P., 1997. *Corvet Ouest property work summary.* Minex Consulting Enr. Report submitted to Virginia Gold Mines Inc., 12 pages and 2 maps, December 1997.

Bambic, P. and Chénard, D., 1999. *Corvet Ouest and Island Lake: Summer 1999 Geologic reconnaissance and trenching.* Report submitted to Virginia Gold Mines and Sudbury Contact Mines Ltd., 20 pages and 4 maps, November 1999.

Bérubé, D., 2000. *Rapport sur un levé de polarisation provoquée sur le projet Island Lake, Municipalité de la Baie James, Canada, Québec.* Report submitted to Virginia Gold Mines Inc., Sudbury Contact Mines Ltd and Mentor Development Exploration Co. Ltd., August 2000.

Charbonneau, R., 2005. *Levé pédogéochimique de l'horizon B sur les propriétés Félicie, Corvet Ouest et Island Lake Baie James, Québec.* Les consultants INLANDSIS. 21 pages and 1 map, December 2005.

Charbonneau, R., 2006. *B-horizon pedogeochemical survey and follow-up sampling on the Félicie, Corvet-West and Island Lake Properties, James Bay, Québec.* INLANDSIS consultants. 24 pages and 2 maps, December 2006.

Chavigny, P., 1998. *Reconnaissance géologique - prospection du permis Island Lake (1303), 33G/09-33H/12.* Report submitted to Virginia Gold Mines Inc., Octobre 1998.

Chavigny, P., 1998. *Reconnaissance géologique des permis JVT/Boréale (PEM 1308-1309-1310-1294), 33G.* Report submitted to Virginia Gold Mines Inc. and Exploration Boréale inc., Octobre 1998.

Chavigny, P., 1998. *Reconnaissance géologique-prospection du permis Corvet Ouest (1284), 33G/08 et 09.* Report submitted to Virginia Gold Mines Inc. 14 pages and 2 maps October 1998.

Ciesielski, A., 1984. *Géologie de La Grande Rivière (Chisasibi-LG-3) sous province de la Baie James, Québec.* Geological Survey Canada, open file Map 379.

Eade, K.E., 1966. *Fort George River and Kaniapiskau River (West-half) map-area, New Québec.* Geological Survey Canada, Memoir 339.

Lavoie, C., 1998. *Levé de polarisation provoquée sur le projet Lac Corvet Ouest, Région de la Baie James, Québec.* Report submitted to Virginia Gold Mines Inc. 20 pages and 4 maps.

Lambert, G., 2000. *Rapport sommaire sur des travaux de géophysique au sol (levés magnétométriques) sur la propriété Island Lake (PEM 1303), Région de LG-4, Municipalité de la Baie James, Québec.* March 2000.

Lambert, G., 2000. *Cartes de compilation et réinterprétation des levés de polarisation provoquée et magnétométriques) sur les propriétés Corvet Ouest et Island Lake (PEM 1284 et 1303), Région de LG-4, Municipalité de la Baie James, Québec.* August 2000.

Gauthier, M., 1996. *Géologie de la région du lac de la Frégate, SNRC 33G*. Ministère des Ressources Naturelles, Québec, MB-96-04.

Gauthier, M., Chartrand, F. and Larocque, M., 1997. *Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James*. Ministère des Ressources Naturelles, Québec, MB-97-30, 65 pages.

Jagodits, F.L., 1996. *Report on multi-sensor helicopter-borne geophysical survey, Sakami project*. Sial géosciences inc. Report submitted to Phelps Dodge Corporation of Canada Ltd., GM 54133, 25 pages and 30 maps.

Johnson, M., 1996. *Summary report, Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James region*. Phelps Dodge Corporation of Canada. GM 56869, 55 pages and 6 maps.

Mouge, P. and Boudreault, M., 2005. *Levé de gradiométrie magnétique héliportée – HELIMAGER- sur la propriété Félicie-Corvet (Baie James, Québec, Canada)*. Géophysique GPR International Inc. M-05037, September 2005.

Oswald, R., 2006. *Rapport géologique et recommandations, Travaux de terrain 2005 et 2006, Projet FCI*. Virginia Mines Inc., 29 p.

Oswald, R., 2007. Rapport géologique et recommandations, Travaux de forage et de cartographie 2007, Projet FCI. Virginia Mines Inc., 31 p.

Sharma, K.N.M., 1977. *Région de La Grande Rivière*. Ministère des Ressources naturelles du Québec. RG 184. 75 pages and 3 maps.

Saint-Cyr, R.D., 1997. *Reconnaissance géologique sur la propriété de Corvette-Ouest*. 8 pages and 5 maps, December 1997.

Sharma, K.N.M., 1977. *La Grande river Area (Nouveau-Québec)*. Ministère des Ressources naturelles du Québec. DP 275. 25 pages and 1 map.

Sharma, K.N.M., 1963. *Fort George River and Kaniapiskau River (wet half) map area, New Québec*. Departement of mines and technical surveys Canada Memoir 339. 82 pages et 2 maps.

Simard, P., 2000. *Rapport des travaux de terrain sur la propriété Island Lake (PEM 1303), 33G/09 et 33H/12*. Report submitted to Virginia Gold Mines Inc., Sudbury Contact Mines Ltd. and Mentor Exploration and Development Co Ltd., 25 pages and 4 maps, November 2000.

Simard, P., 2001. *Rapport de la campagne de forages sur les propriétés Corvet Ouest et Island Lake, S.N.R.C. 33/08 et 09, 33H/05 et 12*. Report submitted to Virginia Gold Mines Inc., Sudbury Contact Mines Ltd and Mentor Exploration and Development Co Ltd., February 2001.

Tremblay, L., 2003. *Description pétrographique d'un échantillon de roche, Projet Margot*. Report submitted to Services Techniques Géonordic inc., February 2003.

Tremblay, L., 2003. *Descriptions pétrographiques et minéragraphiques de deux échantillons de roche, Projet Félicie*. Report submitted to Services Techniques Géonordic inc., November 2003.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Isabelle Roy*, resident at 1045, Chemin de Chateau-Bigot, Québec, G2L 2S3, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geology in 1993 form Laval University, Québec.
- I have been working as a geologist in mineral exploration since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des géologues du Québec*, permit number 535.
- I am a qualified person with respect to the FCI project in accordance with section 5.1 of the national instrument 43-101.
- In collaboration with other authors, I have worked on the database and maps of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the FCI Project since May 2009.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 29th day of April 2010.

"Isabelle Roy"

____

Isabelle Roy, B.Sc., P. Géo.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the FCI Project in accordance with section 5.1 of the national instrument 43-101.- In collaboration with the first author, I have supervised the preparation of all sections of this report utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the FCI project since 1998.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 29nd day of April 2010.

"Paul Archer"

____

Paul Archer, M.Sc., P. Eng.

ITEM 25
ILLUSTRATIONS, TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca

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